On Track to Increase Shareholder Value

May 2004

Forward Looking Statements

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This presentation contains forward-looking statements relating to such matters as potential business prospects.  Forward looking statements are identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” or variations of such words.  A variety of known and unknown risks and uncertainties and other factors could cause actual results and expectations to differ materially from the anticipated results or expectations.  Please refer to our 2003 annual report on Form 10-K for the fiscal year ended January 31, 2004 for more information on these and other risk factors that could cause actual results to differ.  The Company does not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Today’s Presentation

•	First Quarter Results

•	Business Overview

•	Strategic Repositioning

•	Recent Wins

•	Barington’s Platform and Slate of Directors

•	Payless Governance and Directors

•	Q&A

First Quarter 2004 Results

The Company’s repositioning strategy to be famous for Merchandise Authority in the footwear industry is beginning to produce improved earnings results and increase shareholder value.

•	Same-Store-Sales increased 2.8% for the quarter, +4.7% for April

•	1st Quarter diluted earnings per share of $0.20, exceeding analysts estimates

•	30% gross margin rate goal for fiscal year 2004

•	Average selling price increased 7% compared to LY

•	Conversion rate positive in first quarter in 10 of 13 weeks

•	Company’s stock price has appreciated approximately 17% year to date 2004.

Business Review

Market Share in Units

Payless was compelled to reposition its merchandising, marketing and execution to provide sustained long term shareowner value.  Competing largely on a promotional pricing strategy and past seasons proven styles, Payless’ share eroded 2.8 percentage points from 1999 to 2001.  The discount channel, which includes Payless and the DMM’s, has continued to lose market share to other channels.

Payless Sales	$ 2,730.1	$ 2,913.7
Net Earnings	$ 136.5	$ 45.4

Specialty Footwear Retailing: A Consolidating Industry

Over 1,500 stores specializing in footwear retailing closed in the last ten years.

•	Specialty Chains that have exited the market:

	–	Thom McAn	–	Kinney

	–	Fayva	–	Pic Way

	–	Pic n Pay	–	Patrini

	–	Shoe City	–	Guissini

	–	Shoe World

	–	Shoe Company of America

•	Competitors who have added significant new stores in the last five years:

	–	Wal-mart	+516

	–	Target	+398

	–	Kohls	+350

Payless ShoeSource Timeline

Payless’ repositioning efforts were launched during a time that included major geopolitical events, economic sluggishness and an unusual seasonal weather cycle negatively impacting the results.  With this sales shortfall, the Company had an unusually high inventory position causing high markdowns, putting pressure on margins.  By the end of 2003, inventory per store was more consistent with historical levels, and marketing was refocused.  Performance improved in the first quarter 2004.

Business Review - Prior to Repositioning

Market share began to erode in late 2000, caused by national and regional mass merchandisers and the introduction of the footwear category to other apparel specialty retailers.

$ millions	1999	2000	2001	CAGR

Sales	2,730.1	2,948.4	2,913.7	3.3%
SFS%	0.9%	3.2%	-2.9%

Margin	861.8	936.3	885.8	1.4%
%	31.6%	31.8%	30.4%	-1.9%

SG&A	635.7	706.2	715.9	-6.1%
%	23.3%	24.0%	24.6%	-2.7%

NET EARNINGS	136.5	120.6	45.4	-42.3%

EPS	1.45	1.67	0.67	-32.0%

Store Count	4,712	4,912	4,964	2.6%

Market Share
	$6.7%	6.8%	5.6%	-8.6%
Unit	14.8%	15.8%	12.0%	-10.0%

2000 is a 53 week year.

Business Review - Recent Performance

Repositioning North America’s largest family footwear chain has been hampered by geopolitical events, poor economic trends, labor disputes and excessive inventory levels.

$ millions	2001	2002	2003	CAGR

Sales	2,913.7	2,878.0	2,783.3	-2.3%
SFS%	-2.9%	-3.2%	-3.9%

Margin	885.8	874.9	751.0	-7.9%
%	30.4%	30.4%	27.0%	-5.8%

SG&A	715.9	701.6	752.0	-2.5%
%	24.6%	24.4%	27.0%	-4.9%

NET EARNINGS	45.4	105.8	(0.1)	NM

EPS	0.67	1.55	(0.00)	NM

Store Count	4,964	4,992	5,042	0.8%

EOP Inventory	339.5	452.5	392.4	7.5%

Inventory / Store (thousands)	68.4	90.6	77.8	6.7%

Strong Balance Sheet Management

Payless ShoeSource balance sheet remains strong.  Long Term Debt refinanced with ten year bond at an attractive interest rate, very favorable terms for the revolving credit agreement and increased year-end cash position by lowering inventory in poor earnings year

($ millions)	Feb 2, 2002	Feb 1, 2003	Jan 31, 2004

Cash	92.3	73.5	148.9
Inventory	339.5	452.5	392.4
Other Assets	637.4	624.8	635.6

Total Assets	1,069.2	1,150.8	1,176.9

Accounts Payable / Accrued Expenses	215.8	230.1	254.9
Other Liabilities	68.7	80.8	94.8
Long Term Debt	311.0	223.9	203.7

Total Liabilities	595.5	534.8	553.4

Minority Interest	6.7	17.8	16.0
Equity	467.0	598.2	607.5

Total Liabilities & Equity	1,069.2	1,150.8	1,176.9

Strategic Repositioning

Unique and Superior Distribution Network

Large Channel of Distribution with Convenient Locations

Extensive Sourcing and Merchandising Capabilities

Strategic Repositioning:

Famous for Merchandise Authority

Payless ShoeSource initiated its repositioning strategy in early 2002 with the goal of becoming famous for Merchandise Authority.

RIGHT

DISTINCTIVE

TARGETED

STORE FOCUSED

SERVICE BEHAVIORS

AND REAL ESTATE

Product

Messaging

Execution

Listening to Our Customers

There is a significant opportunity to capture a larger share of annual shoe purchases from targeted customer segments.

•	Extensive market research

•	Customer’s expectations of Payless:
	–	Merchandise Authority in value-priced footwear and accessories

•	Competitive standard levels of:
	–	In-Store Experience
	–	Service
	–	Convenience
	–	Price

Product, Messaging and Execution

Product - The Cornerstone of
Merchandise Authority

To be an Authority our merchandise assortments must be relevant and compelling to the many customer groups served by our over 5,000 stores. Our product must be Right, Distinctive and Targeted.

•	Right
	–	Branded ideas delivered at the same time as department stores.

	–	Continuous flow of new ideas every two to four weeks.

•	Distinctive
	–	Timely consistent with higher priced tiers.

	–	Faster and earlier than mass merchants.

	–	Exclusive styles, kids characters and Brands.

	–	Differentiated value from comfort, quality and finesse.

•	Targeted
	–	Every store is unique

	–	Balanced proportions by category and department.

	–	Traditional, updated, fashion and junior by store volume, by size, and by width.

Messaging- Shifting our focus

Payless ShoeSource had approximately 690 million customer visits in 2003, providing a captive audience with which to share our Merchandise Authority message.

•	Our stores are the lead messaging vehicle

•	Increasing the impact and coordination of product ideas relevant at store level

•	Value and Fashion messages in balance

	–	“Department Store styles at Payless prices”

•	Continue to leverage key spokespeople

	–	Star Jones

	–	Ana Maria Canseco

Execution- A Store Level Focus

Our store associates are a significant competitive advantage that we have not fully utilized.  Each 1% of conversion rate improvement represents a $120 million sales opportunity.  At our current 21% conversion level there is a significant upside sales growth opportunity in existing stores.

•	Associate Service Behaviors

	–	Customer engagement training

	–	Customer and management follow-up tools

•	New Technologies

	–	Management of assortment, inventory and pricing

	–	New Point of Sale equipment

•	Store Management Incentive Program

•	Store Associate Hiring Program

Execution: Real Estate

With flexible leases and low invested capital per store, Payless has the unique capability to reposition its real estate to maintain a competitive position.

Portfolio of Stores
•	New & Relocated Stores

	–	Market plans for major markets

	–	Closing non-productive stores

•	Over 1,000 stores (20% of chain) relocated to improved locations in last five years.

•	New Store Design

	–	1,000 stores with new format at year end 2003

	–	Remodel capital allocated for next five years

Initial Challenges in Strategy Execution

While the initial efforts in repositioning were met with mixed results, the Company’s strategy is gaining acceptance and momentum.

Challenge		Response

•	Recent research indicates customers recognize and value the changes in Payless, but changes have not yet met the threshold to change customer behavior	•	Clarify merchandise authority strategy to customers by continually improving distinctiveness of product

•	Competitors have raised the bar on product distinctiveness faster than expected	•	Change the focus of our messaging to concentrate our efforts at the store level

•	Internal gaps in alignment on both the strategy and execution have slowed the pace of change	•	Execution at all levels has improved. Implement Service Behaviors, a significant short term opportunity

Recent Wins

•	Service Behaviors are working – Conversion rate improving in 10 of the last 13 weeks

•	Customers are appreciating Payless as a source for:

	–	Distinctive shoes

	–	Fashionable styles, higher quality and improved store environment

•	Acceptance of branded athletics

•	Seasonal sandal performance strong

•	Balance sheet and cash flow remain healthy

•	Market recognition of recent performance

Barington’s Platform and Slate of Directors

Barington’s Platform - No New Ideas

Barington’s business platform contains no new ideas. With little relevant experience they have parroted the Company’s ideas from past communications and meetings with the management team.

Barington’s Platform		Payless Strategy

•	“We support the fundamental framework of the Merchandise Authority.”	•

The “Famous for Merchandise Authority” strategy is the only alternative for long term success of the Company.  We acknowledge the implementation in a 5,000 store chain is complicated and takes time to complete.  We are seeing excellent progress and building momentum.  Barington offers no new ideas on how to improve results.

•	Revise the Company’s merchandising plan	•

Product design, time to market, store layout, inventory management and branded value offerings are already underway in the Company with significant success in several of these areas.  Barington offers no new ideas.

•	Implement a recruiting plan	•

Within the last 18 months the Company has recruited two senior vice presidents, three vice presidents and three buyer candidates with significant relevant merchandising and/or marketing experience in footwear or apparel specialty store retailing.  Additionally, we have contracted the services of a well known designer to assist with brand management in the athletic category. Barington offers no new ideas.

Barington’s Platform - No New Ideas (cont.)

Barington’s Platform		Payless Strategy

•	Evaluate the Company’s cost structure.	•

In 2001 and 2002 the Company implemented cost cutting measures eliminating 230 positions and reducing costs by more than $50 million.  Conscious reinvestment of marketing expense to aid the repositioning efforts are now bearing fruit.

•	Identify under-performing stores	•	Payless has closed and/or relocated over 1,000 stores over the last 5 years. The Company will continue to close 100 to 150 stores annually as it continuously upgrades its store portfolio.

•	Evaluate the Company’s store base expansion program.	•	Store Development reviews in the top 40 ADI’s within the U.S. have been prepared, which indicate significant domestic expansion opportunities as retail shopping patterns shift.

•	Divest under-performing business divisions.	•	Parade offers a significant strategic advantage with access to over 50 branded footwear companies. Our international divisions in Canada and Central America are providing contributions to earnings.

Barington’s Slate of Directors

We believe that Barington’s slate of directors would NOT meet ISS’s published standards or other reasonable standards for Board of Director membership.

Based on our review of publicly available news reports, cases, and SEC and NASD documents :

•	James A. Mitarotonda	•	Affiliates of Barington found liable in 4 of 13 NASD arbitration cases. (NASD Broker Check)

•

Mitarotonda personally held responsible for breach of fiduciary duties, fraud, violations of state and federal securities laws in case affirmed by the 9th Circuit. (Coutee v. Barington Capital Group, L.P., 336 F. 3d 1128 (2003))

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No track record of sustained value creation.  No experience as a director of retail Company of this size. (Barington proxy materials, ISS proxy analysis May 20, 2004; other publicly available SEC filings and news reports)

•	William J. Fox	•	Revlon significantly missed financial targets. While Fox was CFO, lost 45% of market value in one day, costing investors $1.5 billion. (The Wall Street Journal, October 5, 1998)

•

Allegations of fraud and securities violations suit settled for $10 million.  Analysts questioned Revlon’s financial controls when Fox was CFO. (In re Revlon Inc. Securities Litigation; The Wall Street Journal, October 5, 1998)

		•	Executive Officer with the Cosmetics Centers, which later filed for bankruptcy. (In re The Cosmetic Center, Inc., U.S. Bankruptcy Court for the District of Delaware)

•	Harold D. Kahn	•	No experience in large specialty retail chains. (Barington proxy materials; ISS proxy analysis, May 20, 2004)

		•	Director experience limited in tenure and scope. No meaningful public Company experience. (Barington proxy materials; ISS proxy analysis, May 20, 2004)

		•	No experience with complex merchandise distribution strategy, a cornerstone of specialty store retailing. (Barington proxy materials; ISS proxy analysis, May 20, 2004)

Payless ShoeSource has Significant Concerns with Proposed Barington Slate

•	In accordance with its governance practices, Payless conducted detailed due diligence on the three Barington nominees. With respect to two of the nominees, public records reveal:

	–	Securities law violations

	–	Allegations of fraud

	–	Breach of fiduciary duties

	–	Unauthorized trading

•	Certain members of Barington’s slate do NOT meet the Company’s requirements for ethical standards as stated in the Company’s governance guidelines.

•	Barington did not provide appropriate transparency in their proxy. Barington did not disclose important information about members of their proposed slate.

•	Barington’s notice to the Company was not forthright and they failed to disclose required information.

Barington’s Platform - Impact on Payless ShoeSource Strategy

We believe that the introduction of new Board members at this stage of the repositioning strategy could be extremely disruptive and negatively impact the progress being made to date.  In our view, any of the actions suggested by Barington would require costly, disruptive and time consuming study.

We believe Barington’s platform would :

•	Be expensive, time-consuming and distracting.

•	Impair the Company’s ability to maintain or grow market share.

•	Damage Payless’ ability to attract and retain management talent.

•	Jeopardize strategic fashion direction.

•	Derail or irreparably harm the Company’s long term prospects.

Payless Corporate Governance and Board of Directors

Board Member Selection Criteria

Payless maintains a strong set of selection criteria for Board candidates to meet before being selected:

•	Diversity of viewpoints, background, experience and other demographics

•	The fit of the individual’s skills and personality with those of other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of the Company.

•	Current knowledge and contacts in the communities in which the Company does business and in the Company’s industry or other industries relevant to the Company’s business

•	Personal qualities and characteristics, accomplishments and reputation in the business community

•	Committed to represent the Company’s shareowners as a whole, and willingness to commit adequate time to Board and committee matters

Strong Corporate Governance Process

The Payless Board is fully committed to operating the Company with the highest ethical standards.  The Payless Board has focused on assuring that the Company completely meets all governance  legal requirements.  As it is completing this phase of its governance process with comprehensive implementation of Section 404 requirements, the Board will be reviewing governance best practices in its peer group to determine if additional actions need to be taken.

OVERSIGHT			BEST PRACTICES

Oversight Mechanisms Enforced:			Best Practices Standards Enacted:

•	Seven out of nine directors are independent Board members. Committees consist solely of independent directors		•	Board receives regular updates on governance trends and requirements

•	Active participation in frequent meetings:		•	Board and Committees charters reviewed annually
	—	With a 98% attendance rate in 2003, Company conducted ten Board, nine Compensation, and ten Audit committee meetings	•	Tax services generally not provided by outside auditors. Non-audit fees closely monitored

	—	Established Governance committee in March 2003 and Lead Director in May 2002	•	Comprehensive selection and due diligence process for Director candidates

•	Board and Committees retained independent executive compensation advisors

•	At all Board meetings a private session is held without management Directors

•	Board has access to all associates and meets regularly with senior management

•	Audit and Finance Committee reviews all Form 10-K and 10-Q filings

•	Governance guidelines are disclosed on Company’s web site

•	Board regularly reviews Company performance

Board Oversight Role

In addition to normal corporate governance responsibilities, the Board is actively engaged in reviewing Company performance, determining strategic direction, evaluating management performance and determining appropriate levels of executive compensation.

•	Performance: Every regularly scheduled Board meeting includes a detailed update on the Company’s performance, trends and operational matters.

•	Strategy: The Board has actively participated in the development and implementation of the repositioning strategy.

	–	Participated in the initial formulation of the strategy

	–	Reviewed and provided input on all key elements of the strategy

	–	Visited test store locations to observe impact of strategy

	–	Observed customer focus groups

	–	Participated in the roll-out of the Service Behaviors initiative

	–	Reviewed and approved the necessary capital expenditures to support the strategy

	–	Actively participating in the on-going assessment of the results and any necessary corrective actions

•

Compensation:  The Board reviews the performance of the executive officers and broader senior management group on a regular basis.  They have engaged outside consultants and law firms to determine the relative equity of executive compensation arrangements and to ensure appropriate independence is exercised.

Payless ShoeSource Slate of Independent Directors: All experienced directors and executives

•	Daniel Boggan Jr.— Director of Business Development Siebert Branford Shank & Co. LLC

	–	Served as the Director of Business Development of Siebert Branford Shank & Co., LLC since September 2003.

–

Senior Vice-President of the NCAA from 1998 through his retirement in August 2003. He joined the NCAA in 1994 as Group Executive Director for Education Services and served as Chief Operating Officer from January 1996 to August 1998.

	–	Vice Chancellor of the University of California from 1986 to 1994, and City Manager of Berkeley, California from 1982 to 1986.

	–	Director of The Clorox Company.

	–	Director of Payless since September 1997.

	–	Strong experience in operations, branding strategies and administration.

Payless ShoeSource Slate of Independent Directors: All experienced directors and executives

•	Michael E. Murphy— Former Vice Chairman and Chief Administrative Officer of Sara Lee Corporation

	–	Former Vice Chairman and Chief Administrative Officer of Sara Lee from 1994 to 1997.

	–	Director of Sara Lee from 1979 to October 1997.

	–	Executive Vice President and Chief Financial and Administrative Officer from 1979 to 1993 and as Vice Chairman and Chief Financial and Administrative Officer from 1993 to 1994.

	–	Member of the Chicago Committee of the Chicago Council on Foreign Relations.

	–	Director of Bassett Furniture Industries, Inc., Coach, Inc., CNH Global N.V., and GATX Corporation.

	–	Member of the Board of Trustees of Northern Funds (a family of mutual funds).

	–	Active member of various community functions, including the Boards of the Civic Federation, Big Shoulders Fund, and the Chicago Cultural Center Foundation.

	–	Director of Payless since April 1996.

	–	Audit Committee financial expert.

	–	Significant operations and administration background in consumer product setting.

Payless ShoeSource Slate of Independent Directors: All experienced directors and executives

•	Robert C. Wheeler — Chairman and Chief Executive Officer of Hill’s Pet Nutrition, Inc.

	–	Chairman and Chief Executive Officer of Hill’s Pet Nutrition since June 1996.

	–	President of Hill’s Pet Nutrition, Inc. since 1981.

	–	Vice President of Colgate-Palmolive Company from 1987 to 1992 and has been a Corporate Officer since 1992.

	–	Director of Security Benefit, Stormont-Vail HealthCare, Inc., and the Pet Food Institute.

	–	Director of Payless since September 2001.

	–	Experience with branding, consumer products, and strategic growth in the global market-place.

Why Barington Proxy Should Be Rejected

•	Members of the Barington slate either do not exemplify the ethical standards we seek or do not possess the necessary experience to positively impact the Company’s performance.

•	Barington platform would derail the momentum of the Payless ShoeSource repositioning strategy.

•	Barington has a history of self-serving actions and in no way represents the broad base of institutional shareowners of Payless ShoeSource, Inc.

•

The Payless ShoeSource slate represents highly accomplished individuals with years of practical administrative experience and an excellent track record of supervising the management of the Company and discharging their fiduciary responsibility to the shareowners.

•	Payless ShoeSource Board of Directors has an excellent record of governance with a CGQ outperforming 65.8% of the companies in the S&P 400 Index and 85.6% of the companies in the retailing group.

•	The Management and Board of Directors of Payless ShoeSource are fully committed to improving shareowner value for years to come.